                      STATE FINANCIAL SERVICES CORPORATION

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                                 APRIL 26, 1995


TO THE SHAREHOLDERS OF STATE FINANCIAL SERVICES CORPORATION:

NOTICE IS HEREBY GIVEN that the Annual Meeting of the Shareholders of State Financial Services Corporation ("SFSC" or the "Company") will be held on April 26, 1995, at 4:00 P.M., Central Time, at Tuckaway Country Club, 6901 West Drexel Avenue, Franklin, Wisconsin for the following purposes:

         1.      To elect two directors for three-year terms expiring in 1998;

         2. To ratify the appointment of Ernst & Young LLP as independent auditors for the fiscal year ending December 31, 1995; and

         3. To transact any other business that may properly come before the meeting.

         These items are more fully described in the Proxy Statement which accompanies this Notice.

         Shareholders of record at the close of business on March 10, 1995 will be entitled to vote at the meeting and any adjournment thereof.

         IT IS IMPORTANT THAT YOUR STOCK BE REPRESENTED AT THE MEETING. SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND THE ANNUAL MEETING IN PERSON ARE REQUESTED TO SIGN THE ENCLOSED PROXY AND RETURN IT IN THE ENCLOSED ENVELOPE. IF YOU LATER FIND THAT YOU MAY BE PRESENT AT THE MEETING OR FOR ANY OTHER REASON DESIRE TO REVOKE YOUR PROXY, YOU MAY DO SO AT ANY TIME BEFORE IT IS VOTED.




                                           By Order of the Board of Directors


                                           /s/ Michael J. Falbo



                                           MICHAEL J. FALBO,
                                           President and Chief Executive Officer

March 17, 1995

                      STATE FINANCIAL SERVICES CORPORATION
                           10708 WEST JANESVILLE ROAD
                        HALES CORNERS, WISCONSIN  53130

                                PROXY STATEMENT
                         ANNUAL MEETING OF SHAREHOLDERS
                                 APRIL 26, 1995

                          -------------------------

                                  INTRODUCTION

         This Proxy Statement is being furnished to the shareholders of State Financial Services Corporation ("SFSC" or the "Company") in connection with the solicitation of proxies by the Board of Directors of SFSC for use at the Annual Meeting of the shareholders of SFSC to be held at 4:00 P.M. Central Time on April 26, 1995 at Tuckaway Country Club, 6901 West Drexel Avenue, Franklin, Wisconsin (the "Meeting"), or any adjournment thereof.

         PURPOSES OF THE MEETING. At the Meeting, shareholders will consider and vote upon two matters: (1) the election of two directors for three year terms expiring in 1998; (2) the proposal to ratify the appointment of Ernst & Young LLP as independent auditors for the fiscal year ending December 31, 1995.

         PROXY SOLICITATION. The cost of soliciting proxies will be borne by the Company. The Company expects to solicit proxies primarily by mail. Proxies may also be solicited personally and by telephone by members of management of the Company. Proxy Statements and Proxies will be mailed to shareholders on approximately March 23, 1995.

         QUORUM AND VOTING INFORMATION. As of March 10, 1995, the record date for the Meeting, there were issued and outstanding 1,986,035 shares of the Company's Common Stock. At the Meeting, a quorum will exist with respect to each matter to be voted upon if a majority of the votes entitled to be cast thereon is represented in person or by proxy. The vote necessary to elect the directors nominated or to approve the proposals to be acted upon is described
in detail under the specific proposals.   See "Item 1.  Election of Directors
- -- Voting Information." In addition, shareholders should be aware that no matter to be acted upon at the Meeting is dependent upon the approval of any other matter. Only shareholders of record at the close of business on March 10, 1995 are entitled to vote at the Meeting or at any adjournment thereof.

         PROXIES AND REVOCATION OF PROXIES. A Proxy in the accompanying form, which is properly executed, duly returned to the Company and not revoked, will be voted in accordance with instructions contained therein. In the event that any matter which is not described in this Proxy Statement properly comes before the Meeting, the accompanying form of Proxy authorizes the persons appointed as proxies thereby ("Proxyholders") to vote on such matter in their sole discretion. At the present time, management knows of no other matters which are to come before the Meeting. See "Item 3. Other Matters." If no instructions are given with respect to any particular matter to be acted upon, a Proxy will be voted in favor of such matter. Each such Proxy granted may be revoked at any time before it is voted by filing with the Secretary of the Company a written notice of revocation, by delivering to the Company a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

         SHAREHOLDER PROPOSALS. There are no shareholder proposals on the agenda for the Meeting. In order to be considered for inclusion in the agenda for the 1996 Annual Meeting, a shareholder proposal must be received by the Company no later than November 21, 1995. Shareholder proposals should be sent to the Company's principal offices by certified mail, return receipt requested, and should be addressed to the Secretary of the Company.

         ANNUAL REPORT. The Company's Annual Report to Shareholders, including audited financial statements for the year ended December 31, 1994, although not a part of this Proxy Statement, is delivered herewith.

                         ITEM 1.  ELECTION OF DIRECTORS

         THE BOARD OF DIRECTORS AND THE NOMINEES. The Board of Directors of the Company currently consists of six persons, divided into three classes, each consisting of two directors elected to serve three year terms. The Board of Directors is recommending that two individuals, Michael J. Falbo and Robert R. Spitzer, be elected to directors positions at the Meeting, each for a term expiring on the date of the Company's annual meeting to be held in 1998 or until their respective successors are duly elected. Messrs. Falbo and Spitzer have previously served as directors. See "Directors" below for further information.

         VOTING INFORMATION. Unless otherwise directed, the shares represented by all properly executed Proxies will be voted by the Proxyholders "FOR" the
election of Mr. Falbo and Mr. Spitzer.   Management does not expect that either
Mr. Falbo or Mr. Spitzer will be unable to serve as director, but if that should occur for any reason prior to the Meeting, the Proxyholders reserve the right to vote for another person of their choice. The vote necessary to elect the directors nominated is governed by Section 180.0728(1) of the Wisconsin Business Corporation Law, which provides that directors are elected by "plurality" of the votes cast. This means that the number of nominees corresponding to the number of seats on a board of directors to be filled at a shareholders' meeting who receive the highest number of votes shall be elected. In the case of the Meeting, the two nominees who receive the highest number of votes for their election as directors will be the persons elected to the two director positions to be filled at the Meeting. See "Introduction -- Quorum and Voting Information."

         DIRECTORS. The following sets forth, with respect to the nominees and each director who will continue to serve after the date of the Meeting, his/her name, age, principal occupation for the last five years, the year in which he/she first became a director of the Company or a predecessor thereof, the year in which his/her current term as director will expire, and directorships in other business corporations. SFSC is a bank holding company which owns State Financial Bank (the "Bank"), the institution resulting from the merger on June 20, 1994 of the Company's four subsidiary banks wherein University National Bank ("University"), Edgewood Bank ("Edgewood"), and Eastbrook State Bank ("Eastbrook") were merged into State Bank, Hales Corners ("State Bank"). Any reference to the "Bank" in this proxy statement refers to State Financial Bank or a predecessor thereof. Each of the directors of the Company is also a director of the Bank.

                                                                                                     CURRENT
                                                                                        DIRECTOR      TERM
 NAME                     AGE                       POSITIONS HELD                       SINCE       EXPIRES*
 ----                     ---                       --------------                     ---------    ---------
 Jerome J. Holz            67    Chairman of the Board and Vice President of SFSC;        1984        1996
                                   Chairman of the Board of State Financial Bank
 Michael J. Falbo          45    President, Chief Executive Officer, and Director of      1984        1995
                                   SFSC; Vice Chairman and Chief Executive Officer
                                   of State Financial Bank.
 Richard A. Horn           70    Director of SFSC and State Financial Bank                1984        1997
 Robert R. Spitzer         72    Director of SFSC and State Financial Bank                1990        1995
 David M. Stamm            46    Director of SFSC and State Financial Bank                1993        1996
 Barbara E. Holz-Weis      39    Director of SFSC and State Financial Bank                1993        1997

- ---------------
* On the date of the annual shareholders' meeting to be held in the year indicated.

         JEROME J. HOLZ serves as Chairman of the Board and Vice President of SFSC. In these capacities, he consults on a regular basis with management of SFSC and the Bank concerning matters of strategic planning, business development, and company policies. Mr. Holz is also Chairman of the Board of State Financial Bank. He has been a director of SFSC since it was organized in
1984.   Mr. Holz has served as a director of the Bank since 1960.  Mr Holz is
Chairman of the Board and President of Holz Motors, Inc., an automobile dealership with locations in Hales Corners and Watertown, Wisconsin.

         MICHAEL J. FALBO has been President and Chief Executive Officer of SFSC since 1984. Mr. Falbo is Vice Chairman and Chief Executive Officer of the Bank. Mr. Falbo has been a director of SFSC since its organization in 1984 and a director of the Bank since 1983.

         RICHARD A. HORN is President of Horn Bros., Inc., a retail feed, seed, and fertilizer firm located in Muskego, Wisconsin. Mr. Horn has been a director of SFSC since 1984 and a director of the Bank since 1971. Mr. Horn serves on the Stock Option and Audit Committees and is also a member of the Administrative Board of the Company's Employee Stock Ownership Plan ("ESOP").

         ROBERT R. SPITZER is the retired President of the Milwaukee School of Engineering, Milwaukee, Wisconsin. Mr. Spitzer has been a director of SFSC and of the Bank since 1990. Mr. Spitzer is also a director of Kikkoman Foods, Incorporated. Mr. Spitzer serves on the Stock Option and Audit Committees and is also a member of the Administrative Board of the Company's ESOP.

         DAVID M. STAMM is President of the George Webb Corporation, a franchise restaurant operation with locations in southeastern Wisconsin. Mr. Stamm has been a director of SFSC since 1993 and of the Bank since 1992. Mr. Stamm serves on the Stock Option Committee and is a member of the Administrative Board of the Company's ESOP.

         BARBARA E. HOLZ-WEIS is the owner of Barb's Greenhouse Florist, a retail full-service flower shop in Hales Corners, Wisconsin. Mrs. Holz-Weis has been a director of SFSC since 1993 and of the Bank since 1981. Mrs. Holz-Weis serves on the Stock Option Committee and is also a member of the Administrative Board of the Company's ESOP.

         BOARD COMMITTEES.  The Board of Directors has the following committees:

         STOCK OPTION COMMITTEE.   The Stock Option Committee administers the
Company's Stock Option Plans, including the exercise of discretionary authority concerning the granting of options and Restricted Stock under the 1990 Stock Option/Stock Appreciation Rights and Restricted Stock Plan for Key Officer and Employees (the "Officer "SOP"). See "Compensation of Executive Officers -- Stock Options." The Stock Option Committee is comprised of Messrs. Horn, Spitzer, and Stamm, and Mrs. Holz-Weis. The Stock Option committee met one time during 1994.

         AUDIT COMMITTEE. The Audit Committee reviews the reports of independent auditors, selects or recommends the selection of independent auditors, reviews the adequacy of internal controls of the Company and reviews any related-party transactions. The Audit Committee is comprised of Messrs. Horn and Spitzer. The Audit Committee met one time during 1994.

         OTHER COMMITTEES. The Company has no nominating or similar committee of the Board of Directors and has no established procedure for the consideration of nominees recommended by shareholders. Certain other functions, such as the establishment of compensation policies and the determination of executive officer compensation, are performed by the Board of Directors acting as a committee of the whole.

         EXECUTIVE OFFICERS.   Information is provided below with respect to
the executive officers of SFSC who are not directors. Each executive officer is elected annually by the Board of Directors and serves for one year or until his/her successor is appointed.

                                                                                               CURRENT POSITION
NAME                   AGE                    POSITIONS HELD                                      HELD SINCE
- ----                   ---                    --------------                                      ----------
James J. Bartoszek      42    Secretary/Treasurer of SFSC; Senior Vice  President and               1994
                                Cashier of State Financial Bank
John B. Beckwith        41    President, State Financial Bank South Unit                            1994
Philip F. Hudson        62    President, State Financial Bank North Unit                            1994
Michael A. Reindl       35    Vice President, Controller, and Chief Financial Officer of            1993
                                SFSC

- ---------------

        JAMES J. BARTOSZEK has been Secretary/Treasurer of SFSC since 1993 and Senior Vice President and Cashier of the Bank since June 1994. From June 1993 until June 1994, Mr. Bartoszek served as Vice President and Cashier of the Bank. From April until June 1993, Mr. Bartoszek served as Vice President of the Bank. From July 1991 until April 1993, Mr. Bartoszek was a Vice President of Tri-City National Banks, Oak Creek, Wisconsin. From April 1989 until July 1991, Mr. Bartoszek was an Assistant Vice President of Commercial Lending for Norwest Banks, Wisconsin (formerly First Interstate Banks, Wisconsin). From April 1988 through April 1989, Mr. Bartoszek was the Loan Review Officer of SFSC. From July 1985 until April 1988, Mr. Bartoszek was a Vice President of the former Edgewood Bank. Prior to joining Edgewood, Mr. Bartoszek was a field examiner for the Federal Deposit Insurance Corporation.

         JOHN B. BECKWITH has been President of the South Unit of State Financial Bank since the consolidation of the banks in June, 1994. In this capacity, Mr. Beckwith is responsible for the operation of the Bank's offices located in Hales Corners, Muskego, and Greenfield, Wisconsin. From June 1991 to June 1994, Mr. Beckwith was President of and Chief Executive Officer of the Bank's predecessor, State Bank, Hales Corners. Mr. Beckwith has served as a director of the Bank since June 1991. Prior to June 1991, he had been Executive Vice President of State Bank since February 1990. Mr. Beckwith had been Vice President of the First Wisconsin National Bank of Milwaukee (now known as Firstar Bank Milwaukee) in the commercial lending and branch management areas from 1988 until February 1990 and in the international financial marketing area from 1985 until 1988.

         PHILIP F. HUDSON has been President of the North Unit of State Financial Bank since the consolidation of the banks in June 1994. In this capacity, Mr. Hudson is responsible for the operation of the Bank's offices located in Milwaukee, Glendale, Brookfield, and Waukesha, Wisconsin. From November 1990 to June 1994, Mr. Hudson was President and Chief Executive Officer of the former University National Bank and also served in these capacities from 1975 until June 1987, during which time he was also a director. From June 1987 to the present, Mr. Hudson has been Chairman of Environmental Rental Systems, Inc., which rents safety equipment, and President of Casper Environmental Systems, Inc. an air filtration equipment manufacturer. Mr. Hudson has served as a director of the Bank since November 1990.

         MICHAEL A. REINDL has been Vice President, Controller, and Chief Financial Officer of SFSC since June 1993. From August 1990 through June 1993, Mr. Reindl was Vice President and Controller of SFSC. From December 1989 through August 1990, Mr. Reindl was Vice President of the former Edgewood Bank, and from January 1988 through December 1989, he served as Assistant Vice President and Cashier of Edgewood. Mr. Reindl was Auditor of SFSC from 1984 through January 1988.

         COMPENSATION OF DIRECTORS.    Effective January 1, 1993, the Bank
established a policy that no employee of SFSC or any Bank may receive director fees for serving on the Board of Directors of the Bank. This same policy became effective for service on the Company's Board of Directors effective January 1, 1994. Accordingly, Messrs. Holz, Falbo, Beckwith, and Hudson, who are employees of SFSC and/or the Bank, and who also serve as Bank directors did not receive any director fees in connection with their respective director positions for services rendered in that capacity in 1994.

         DIRECTORS FEES.

         SFSC Directors.   Directors of the Company (other than Messrs. Holz
and Falbo) are paid a quarterly retainer of $1,562.50 and $1,562.50 for each quarterly Board meeting attended. In 1994, Directors Horn, Spitzer, Stamm, and Holz-Weis were each paid $12,500 for their services as directors. During 1994, the Board met 7 times and no director attended less than 75% of the meetings.

         Bank Directors.     In June 1994, the four previous banks owned by
SFSC (State Bank, University, Edgewood, and Eastbrook) were consolidated and merged into the charter of State Bank, with the resulting entity renamed State Financial Bank. Accordingly, directors of the Bank also served as directors of one or more of the individual banks, and received fees in those capacities, where applicable, prior to consolidation. The following information pertains to the applicable directorships for 1994.

                 State Financial Bank. Messrs. Holz, Falbo, Horn, Spitzer, Stamm, Beckwith, and Hudson, and Mrs. Holz-Weis are directors of the Bank and also serve on one or more committees of the Bank's Board of Directors. Since the consolidation of the banks in June 1994, directors of the Bank (other than Messrs. Holz, Falbo, Beckwith, and Hudson) were paid a retainer of $300 per quarter, $150 for each Board meeting attended, $150 for each Executive Committee meeting attended, and $100 for each Committee meeting attended.

                 State Bank.   Messrs. Holz, Falbo, Horn, Spitzer, and
Beckwith, and Mrs. Holz-Weis were directors of the former State Bank. During 1994, prior to the consolidation of the banks in June, directors of State Bank (other than Messrs. Holz, Falbo, and Beckwith) were paid a retainer of $300 per month and $150 for each Board meeting attended.

                 University.    Messrs. Holz, Falbo, and Hudson were directors
of the former University. During 1994, prior to the consolidation of the banks in June, directors of University (other than Messrs. Holz, Falbo, and Hudson) were paid a retainer of $300 per month, $100 for each regular Board meeting attended, $100 for each Special Board Meeting attended, and $50 for each Committee meeting attended.

                 Edgewood.   Messrs. Holz, Falbo, and Horn were directors of
the former Edgewood. During 1994, prior to the consolidation of the banks in June, directors of Edgewood (other than Messrs. Holz and Falbo) were paid a retainer of $100 per month and $50 for each Board meeting attended.

                 Eastbrook.    Messrs. Holz, Stamm, and Falbo were directors of
the former Eastbrook. During 1994, prior to the consolidation of the banks in June, directors of Eastbrook received no fees for serving on Eastbrook's board.

         DIRECTOR STOCK OPTIONS. The 1990 Director Stock Option Plan (the "Director SOP") was established for the benefit of directors of SFSC and the Bank. Employees of the Company and the Bank who also serve as directors of the Company and/or the Bank are not eligible to participate in the Director SOP as they participate in the 1990 Stock Option/Stock Appreciation Rights and Restricted Stock Plan for Key Officers and Employees (the "Officer SOP"). The Director SOP provides for the granting of Non-Qualified Stock Options ("NSOs") to purchase shares of the Company's Common Stock and is administered by the Stock Option Committee of the Board of Directors. Under the Director SOP, the option price must be equal to the fair market value of the shares on the date of grant.

         Each new director of the Company is granted 2,400 options upon his or her initial election, and an additional 1,200 options upon his or her first reelection to the Company's Board of Directors. Each person who is elected to a Bank Board of Directors for the first time will receive 1,200 options upon his or her initial election, and an additional 600 options upon his or her first reelection.

         Options will expire no later than ten years after the date of grant. An optionee does not recognize any taxable income at the time an NSO is granted, nor will the Company be entitled to a tax deduction at that time. If an NSO is exercised, the optionee must recognize an amount of ordinary income equal to the fair market value of the shares purchased (as of the date of exercise) minus the exercise price. The Company is then entitled to a tax deduction equal to the amount of ordinary income recognized by the optionee. The optionee's basis in the shares acquired upon the exercise of an NSO is equal to the fair market value at the time of exercise. Upon a subsequent sale or other disposition of the shares in a taxable transaction, the optionee will have a capital gain (or loss) equal to the difference between his or her basis and the sale proceeds.

         The following table summarizes options granted and exercised under the Director SOP during 1994 and presents the value of unexercised options held by the Company's directors at December 31, 1994 who are not also Named Executive Officers, (as defined below).

                              OPTIONS GRANTED, EXERCISED, AND VALUE TABLE

                                                                                      NUMBER OF
                                                                                      SECURITIES
                                                                                      UNDERLYING
                                                                                     UNEXERCISED      IN-THE-MONEY
                            NUMBER OF    PER SHARE        SHARES          VALUE       OPTIONS AT       OPTIONS AT
                             OPTIONS      EXERCISE      ACQUIRED ON     REALIZED     FISCAL YEAR       FISCAL YEAR
 NAME                        GRANTED     PRICE(1)      EXERCISE(#)       ($)(2)       END(#)(3)       END($)(3)(4)
 ----                        -------     ---------     ------------      -------     -----------     ---------------
 Richard A. Horn               -0-          n/a           1,200          $7,337          6,000           $32,491
 Robert R. Spitzer             -0-          n/a             -0-             -0-          1,500             3,930
 David M. Stamm             4,200(5)       $14.00           -0-             -0-          5,400             5,244
 Barbara E. Holz-Weis       3,600(6)       $14.00           300           1,850          5,100             9,985

- ---------------
     (1) In each case, the per share exercise price for shares granted in 1994 was equal to 100% of the fair market value of the Company's common stock on the date of grant.
     (2) Values are calculated by subtracting the exercise price from the fair market value of the stock as of December 31, 1994 ($14.50).
     (3)         All options are exercisable at December 31, 1994.
     (4) The dollar values are calculated by determining the difference between the market value of the underlying Common Stock at December 31, 1994 and the exercise price of the options.
     (5) 2,400 options upon Mr. Stamm's first election and 1,200 options upon his reelection to the SFSC Board of Directors and 600 options upon his reelection to the former Eastbrook Board of Directors all of which had not been previously issued.
     (6) 2,400 options upon Mrs. Holz-Weis' first election and 1,200 options upon her reelection to the SFSC Board of Directors all of which had not been previously issued.

         DIRECTORS OF OTHER SUBSIDIARIES.   Messrs. Holz, Falbo, Horn, Spitzer,
Stamm, Beckwith, and Hudson, and Mrs. Holz-Weis are also directors of Hales Corners Development Corporation, a wholly-owned subsidiary of the Bank, but received no directors fees during 1994 for serving on that Board. Messrs. Falbo and Reindl are directors of Hales Corners Investment Corporation which is a wholly-owned Nevada-chartered subsidiary of the Bank, but received no directors fees during 1994 for serving on that Board.

         COMPENSATION OF EXECUTIVE OFFICERS.

         SUMMARY COMPENSATION INFORMATION.   The following table sets forth the
annual and long-term compensation for the Company's Chief Executive Officer and the other executive officers of the Company and Bank whose total salaries and bonuses exceeded $100,000 in 1994, as well as the respective compensation paid to each individual during the Company's last three fiscal years. The persons named in the table are sometimes referred to herein as the "Named Executive Officers."

                                                           SUMMARY COMPENSATION TABLE

                                                                                                   LONG-TERM COMPENSATION
                                                                                              -----------------------------
                                                   ANNUAL COMPENSATION                           AWARDS              PAYOUTS
                                                   -------------------                           ------              --------
                                                                               OTHER         RE-
                                                                               ANNUAL      STRICTED                        ALL OTHER
                                                                               COMPEN-      STOCK     STOCK       LTIP     COMPEN-
                                                      SALARY       BONUS       SATION       AWARDS    OPTIONS    PAYOUTS    SATION
NAME AND PRINCIPAL POSITION                YEAR        ($)        ($)(1)       ($)(2)      ($)(3)      (#)       ($)(4)     ($)(5)
- ---------------------------                ----       ------      ------       ------      -------    -------    -------   ---------
Michael J. Falbo                           1994       205,000      85,000         -0-       -0-        -0-          -0-      32,964
  President and  CEO - State Financial     1993       172,600      75,000      12,500       -0-        -0-       10,500      20,953
  Services  Corporation                    1992       145,000      67,000      25,600       -0-        -0-          -0-      23,225

Jerome J. Holz                             1994       174,000      75,000         -0-       -0-        -0-          -0-      17,063
  Chairman of the Board - State            1993       145,600      63,000      12,500       -0-        -0-       10,500      19,140
    Financial Services Corporation         1992       118,100      57,000      24,900       -0-        -0-          -0-      19,541

John B. Beckwith                           1994        96,000      25,000         -0-       -0-        -0-          -0-      12,181
  President - State Financial Bank         1993        90,000      20,000         -0-       -0-        -0-        2,625       9,435
    South Unit                             1992        82,500      15,000         -0-       -0-        -0-          -0-       9,890

Philip F. Hudson                           1994       114,000      12,500         -0-       -0-        -0-        3,563      12,679
  President  - State Financial Bank        1993       108,000       7,500         -0-       -0-        -0-        3,563      10,185
    North Unit                             1992       102,000       5,000         -0-    21,375      2,400          -0-      10,670


     (1) For Messrs. Falbo, Beckwith, and Hudson, the amount represents the bonus earned in the respective year but paid in the following year. For Mr. Holz, the bonus was earned and paid in the respective year.
     (2) Other Annual Compensation represents directors fees paid in connection with their service on the respective boards of the Company and the Bank. Effective January 1, 1993, the Company and the Bank established a policy that no employee of the Company or the Bank may receive director fees for serving on the Board of Directors of the Bank. The amount disclosed for Messrs. Falbo and Holz for 1993 represents the fees paid for their service on the Company's Board of Directors in 1993. Effective January 1, 1994, a director of the Company, who is also an employee of the Company or the Bank, will no longer receive director fees for his or her service on the Company's Board of Directors.
     (3) Represents value of the award on the date of grant based on the fair market value of the Company's common stock as of that date.
     (4) Represents vesting of restricted shares previously granted under the Officer SOP.
     (5) All Other Annual Compensation consists of contributions to the ESOP and the Pension Plan made on behalf of the Named Executive Officers by the Company. The amount reported for Mr. Falbo in 1994 also includes the contribution made to the Supplemental Executive Retirement Plan adopted in 1994.

         EMPLOYEE STOCK OWNERSHIP PLAN.   In 1990, SFSC adopted an Employee
Stock Ownership Plan ("ESOP") for the benefit of certain employees of SFSC and its subsidiaries. SFSC shareholders approved the ESOP in 1990. The ESOP covers substantially all employees of SFSC and its subsidiaries who have attained age 21 and have completed at least one year of service. Contributions to the ESOP are made in amounts established in the discretion of the Company's Board of Directors. Amounts contributed are intended to be sufficient to amortize any loans to the ESOP. Shares of the Company's Common Stock will be allocated to the accounts of participants during each plan year, generally in accordance with the amounts contributed by SFSC and the Bank. An ESOP participant's interest in the ESOP will be paid on the participant's death, disability, retirement, or termination of employment. Each participant becomes vested in 20% of his/her account balance after two years of service and an additional 20% of the account balance vests each subsequent year of service until the participant becomes fully vested after six years. Past service is recognized for vesting purposes.

         The ESOP holds 87,109 shares of Common Stock. These shares are held in the name of an independent trustee. Messrs. Horn, Spitzer, and Stamm, and Mrs. Holz-Weis are members of the Administrative Board of the ESOP ("ESOP Board"). As of March 10, 1995, of the 87,109 shares held for the ESOP by the independent ESOP trustee, 44,647 had been allocated to ESOP participants' accounts and 42,462 remained unallocated. The ESOP provides that the independent trustee must vote shares allocated to a participants' account in accordance with the direction of the participant. The ESOP Board directs voting by the independent trustee, and may also direct the disposition of unallocated shares. The ESOP Board does not have the power to vote or direct the vote, or to dispose of or direct the disposition of, shares which have been allocated to participants' accounts. See "Security Ownership of Management and Certain Beneficial Owners."

         The ESOP may acquire additional shares of Common Stock through purchases of outstanding shares on the open market or directly from SFSC. The timing and amount of future purchases and borrowings will be affected by various factors, including regulatory policies, the market price of Common Stock, prevailing interest rates, and the number of participating subsidiaries. No additional shares were purchased by the ESOP in 1994.

         MONEY PURCHASE PENSION PLAN.   The Board of Directors of SFSC has
adopted the State Financial Services Corporation and Subsidiaries Money Purchase Plan ("Pension Plan") for the benefit of certain employees of SFSC and its subsidiaries. The Pension Plan is a tax qualified defined contribution plan pursuant to which SFSC's contributions are fixed based upon the compensation of each participant. For each participant, SFSC's contribution to the Pension Plan is an amount equal to four percent (4%) of the participant's total compensation and an additional two percent (2%) of the participant's compensation in excess of $20,000. The Pension Plan may also accept rollover contributions from employees. Messrs. Holz, Falbo, and Reindl are trustees of the Pension Plan.

         A participant's account balance becomes 20% vested after completion of two years of service. Thereafter, a participant's account balance vests 20% each year until the participant becomes 100% vested after six years of service. A participant becomes 100% vested in his account balance in the event of death, disability, or retirement. Normal retirement age under the Pension Plan is 65. Upon retirement, a participant's account balance may be distributed to him/her pursuant to his/her election of one of a number of alternative methods of distribution.

         401(K) PLAN.   SFSC and the Bank also have a Section 401(k) profit
sharing plan ("401(k) Plan"). All employees who are at least 21 years old are eligible to participate. Participants can defer between 2% and 15% of their compensation. Participants may also contribute up to an additional 10% of their compensation on a nontax-deferred basis. Contributions may be invested at the participant's discretion in one of several different funds which have been selected by an administrative committee which includes Messrs. Falbo, Reindl, and Bartoszek. Amounts accumulated are payable upon termination of an employee's employment, at the normal retirement age, upon death or permanent disability, pursuant to a variety of payment options. There are no employer contributions to the 401(k) Plan.

         DEFERRED COMPENSATION AGREEMENT.   The Bank has a Deferred
Compensation Agreement with Jerome J. Holz dated December 9, 1980, pursuant to which the Bank is obligated to pay Mr. Holz $1,000 per month for 120 months following termination of his employment. Payments will commence upon Mr. Holz's voluntary termination, his involuntary termination for reasons other than cause (as defined in the agreement), or upon his death or permanent disability. In the event that Mr. Holz dies before receiving all payments, the balance of the payments will be made to Mr. Holz's designated beneficiary or heirs. The Bank's obligations under this plan are insured.

         SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN. In 1994, the Board of Directors of SFSC adopted the Supplemental Executive Retirement Plan ("Supplemental Plan") to supplement the benefits received by Mr. Falbo under the Company's qualified retirement plans. Due to restrictions imposed by the Internal Revenue Service, SFSC cannot contribute the same percentage of compensation on behalf of Mr. Falbo that it can contribute on behalf of other employees. As a result, SFSC makes a limited contribution to its qualified retirement plans on Mr. Falbo's behalf. SFSC adopted the Supplemental Plan to supplement the benefits received by Mr. Falbo under the Company's qualified benefit plans. Mr. Falbo's right to participate in the Supplemental Plan is effective with the adoption of the Supplemental Plan. His right to participate in the Supplemental Plan ceases at the earlier of his termination of employment or the date the Supplemental Plan is terminated by SFSC.

         Pursuant to the Supplemental Plan, SFSC contributes on behalf of Mr. Falbo an amount equal to 12% of his compensation in excess of the compensation limits stated under the Internal Revenue Code of 1986 section 401(a)(17) for that year. Interest on the contributions made to Mr. Falbo's account is credited annually at a rate equal to the annual interest earnings for the Pension Plan.

         Benefits under the Supplemental Plan will begin to be made to Mr. Falbo at the termination of his employment or his retirement. The form in which benefits are paid to Mr. Falbo is determined by his age at the time of his termination or retirement. If Mr. Falbo's employment terminates on or after the date he attains age 65, benefits will be paid beginning the month following his termination or retirement and monthly thereafter until the final payment is made in the month he attains age 80. If Mr. Falbo terminates employment on or after age 55, but before age 65, SFSC will begin paying Mr. Falbo's accumulated benefits in monthly installments beginning the first month following his termination and monthly thereafter until the final payment is made in the month he attains age 65. If Mr. Falbo dies after termination but before receipt of all benefits under the plan, the remaining benefits will be paid in installments to his spouse over the remaining term of the plan, as applicable. In the event Mr. Falbo dies without a spouse or his widow dies before completion of the installment payments, the unpaid benefits will be paid to his or, if applicable, his widow's estate in a lump sum. If Mr. Falbo terminates employment prior to age 55, SFSC will pay the amount credited on his behalf under the plan as a lump sum. Mr. Falbo's benefits under the Supplemental Plan will be fully and completely forfeited in the event he is terminated for cause.

         If Mr. Falbo dies before age 65 and before beginning to receive benefits under the Supplemental Plan, his surviving spouse, or if there is no surviving spouse his estate, shall be entitled to a lump sum benefit equal to the greater of one million dollars or the amount credited on Mr. Falbo's behalf under the Supplemental Plan. The Company's obligations under this plan are insured.

         STOCK OPTIONS    The Officer SOP was established for the benefit of
key salaried employees of the Company and any subsidiary thereof, including the Bank. The Officer SOP is administered by the Stock Option Committee of the Board of Directors. The Officer SOP provides for the granting of incentive stock options ("ISOs") within the meaning of Section 422 of the Internal Revenue Code, NSOs, stock appreciation rights ("SARs"), and Restricted Stock as described below. The Stock Option Committee will also determine the number of shares of Common Stock subject to options, the option price and the time or times when each option will first become exercisable, in whole or in part.

         The Stock Option Committee may grant SARs and Restricted Stock to key salaried employees and may determine whether such grant shall be considered an alternative right to an option under the Officer SOP. The grant of a SAR entitles the holder to receive cash in an amount equivalent to the difference between the fair market value of the Common Stock on the day of exercise and the price established on the date of the granting of the SAR. The grant of Restricted Stock entitles the holder to all of the rights of stock ownership, including the right to vote and receive dividends, subject to a risk of forfeiture if the holder's employment is terminated within a certain period of time under specified circumstances. All restrictions on Restricted Stock lapse upon a "change in control" of SFSC, as defined in the Officer SOP.

         The exercise price of ISOs granted under the Officer SOP will not be less than 100% of the fair market value of the shares on the date of grant of the option. For NSOs, the option price shall not be less than 85% of the fair market value of the shares on the grant date. The maximum option term is ten years for ISOs. The Board of Directors may amend the Officer SOP or discontinue it, but may not take action to alter any previously granted option. Further, the shareholders must approve any amendment to the Officer SOP that would increase the number of options available, decrease the option price, extend the term of the Officer SOP, or extend the period within which to exercise options.

         The following table summarizes options exercised during 1994 and presents the value of unexercised options held by the Named Executive Officers at December 31, 1994. No stock options, SARs, or Restricted Stock were granted to the Named Executive Officers under the Officer SOP in 1994.

                                    OPTIONS EXERCISED AND VALUE TABLE


                                                                      NUMBER OF
                                                                      SECURITIES
                                                                      UNDERLYING
                                                                      UNEXERCISED       IN-THE-MONEY
                                    SHARES              VALUE         OPTIONS AT         OPTIONS AT
                                    ACQUIRED          REALIZED        FISCAL YEAR        FISCAL YEAR
 NAME                           ON EXERCISE(#)         ($)(1)          END(#)(2)        END($)(2)(3)
 ----                           ---------------        -------        -----------      ---------------
 Michael J. Falbo                     -0-               -0-               7,020          $40,365
 Jerome J. Holz                       -0-               -0-               5,400           31,050
 John B. Beckwith                     -0-               -0-               2,160           12,420
 Philip F. Hudson                     180               1,337             3,120           11,882

- ---------------
     (1) Values are calculated by subtracting the exercise price from the fair market value of the stock as of December 31, 1994 ($14.50).
     (2)        All options are exercisable at December 31, 1994.
     (3) The dollar values are calculated by determining the difference between the market value of the underlying Common Stock at December 31, 1994 and the exercise price of the options.

       SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

       DIRECTORS AND EXECUTIVE OFFICERS.   The following table sets forth, as
of March 10, 1995, for the director-nominees, directors continuing in office, the Named Executive Officers (see "Compensation of Executive Officers"), and all directors and executive officers as a group, the number of shares of Common Stock, stock options, and shares of Restricted Stock beneficially owned and the percentage of such shares to the total number of shares outstanding.

                                                                 SUBJECT TO                                     PERCENT OF
                                            DIRECTLY OR            STOCK         RESTRICTED                       SHARES
 NAME                                      INDIRECTLY(1)         OPTIONS(2)      STOCK(3)          TOTAL       OUTSTANDING(4)
 ----                                      --------------        -----------     ----------        -----       ---------------
 Jerome J. Holz(5)                             565,506             5,400           2,400           573,306         28.8%

 Richard A. Horn(6)                             38,931             6,000             -0-            44,931          2.3
 Robert R. Spitzer(6)                            6,781             1,500             -0-             8,281          *
 David M. Stamm                                  6,029             5,400             -0-            11,429          *
 Barbara E. Holz-Weis                           32,404             5,100             -0-            37,504          1.9
 Michael J. Falbo                               25,640             7,020           3,000            35,660          1.8
 John B. Beckwith                                4,294             2,160           1,500             7,954          *
 Philip F. Hudson                                3,302             3,120           1,200             7,622          *
 All Directors and Executive Officers
   as a group (10 persons) including
   the above-named individuals(6)              732,902            36,588           8,880           778,370         38.5

- ---------------
     (1) Includes shares owned directly by each individual and the group, as well as shares owned indirectly (for example as trustee of a trust); also includes for those individuals who were Participants in the ESOP that number of shares of Common Stock which were allocated to such individual's ESOP account as of March 10, 1995, and with respect to which that individual has voting rights under the provisions of the ESOP. See Note 5 below for information on shares held by Jerome J. Holz as Trustee for the Holz Trust. See also "Compensation of Executive Officers."
     (2) Shares subject to stock options which have not yet been exercised but which are exercisable within 90 days of March 10, 1994.
     (3) Held by the Secretary of SFSC on behalf of the above-named individuals as participants in the Officer SOP.
     (4) Percentage of total number of shares of Common Stock outstanding. Assumes, for each individual owning options and for the group, the exercise of that number of options which are included in the total number of shares. Asterisk denotes less than 1% ownership.
     (5) Mr. Holz is the Trustee of an irrevocable trust which was created by his father (the "Holz Trust"), which owns 300,326 shares of Common Stock. Mr. Holz is one of four equal beneficiaries of the Holz Trust. Upon termination, the shares held by the Holz Trust will be distributed to the children of R.W. Holz (including Mr. Holz) or their descendants, by right of representation. As Trustee, Mr. Holz is entitled to vote all of the shares held by the Holz Trust. By its terms, the Holz Trust terminates upon the earlier of the death of Mr. Holz or a reduction of the Trust's ownership interest in SFSC to less than 15%. See "Beneficial Owners," below.
     (6) Messrs. Horn, Spitzer, Stamm, and Holz-Weis are members of the Administrative Board of the ESOP ("ESOP Board"). As of March 10, 1995, 87,109 shares were held for the ESOP by the independent ESOP trustee, of which 44,647 had been allocated to ESOP participants' accounts and 42,462 remained unallocated. The ESOP provides that the independent ESOP trustee must vote shares allocated to a participant's account in accordance with the direction of the participant. The ESOP Board directs voting by the independent Trustee, and may also direct the disposition of unallocated shares. The ESOP Board does not have the power to vote or direct the vote, or to dispose of or direct the disposition of, shares which have been allocated to participants' accounts. To avoid duplication, the individual totals reported in the above table for Messrs. Horn, Spitzer, and Stamm, and Mrs. Holz-Weis do not reflect the 42,462 unallocated shares of which they are deemed to share beneficial ownership as members of the ESOP Board; however, the total for all directors and executive officers as a group does include the 42,462 unallocated shares. If the 42,462 unallocated shares deemed to be beneficially owned (as a result of such shared voting and dispositive power) by Messrs. Horn, Spitzer, and Stamm, and Mrs. Holz-Weis as members of the ESOP Board are included in each of their individual totals, the resulting total numbers of shares and the percentages of Common Stock beneficially owned by each of them on an individual basis would be as follows: Richard A. Horn, 87,393 shares (4.4% of the total shares outstanding); Robert R. Spitzer, 50,743 shares (2.6% of the total shares outstanding); David M. Stamm, 53,891 shares (2.7% of the total shares outstanding); and Barbara E. Holz-Weis, 79,966 shares (4.0% of the total shares outstanding).

       BENEFICIAL OWNERS.   The only persons known to SFSC to be the
"beneficial owners" (defined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934) of more than 5% of the outstanding shares of Common Stock as of March 10, 1995, are the following:

                                                   NUMBER OF       PERCENT OF
 NAME AND BUSINESS ADDRESS                          SHARES           CLASS
 -------------------------                          ------           -----
 Jerome J. Holz(1)                                  573,306           28.8%
   10708 West Janesville Road
   Hales Corners, WI  53130

 R.W. Holz Living Trust                             300,326           15.1%
   c/o Jerome J. Holz
   10708 West Janesville Road
   Hales Corners, WI  53130

 First Union Corporation                            105,500            5.3%
 One First Union Center
 Charlotte, NC  28288

- ---------------
 (1) The total shown for Jerome J. Holz includes 300,326 shares held for the Holz Trust. See Note 5 to the previous table.

       CERTAIN TRANSACTIONS AND OTHER RELATIONSHIPS WITH MANAGEMENT AND PRINCIPAL SHAREHOLDERS

       INDEBTEDNESS OF MANAGEMENT.   Some of the executive officers and
directors of SFSC are, and have been during the preceding three fiscal years, customers of the Bank, and some of the officers and directors of the Bank are direct or indirect owners of 10% or more of corporations which are, or have been in the past, customers of the Bank. As such customers, they have had transactions in the ordinary course of business (including interest rates and collateral on loans) as those prevailing at the time for comparable transactions with nonaffiliated persons. In the opinion of management of SFSC, none of the transactions involved more than the normal risk of collectability or presented any other unfavorable features. At December 31, 1994, the Bank had $6,461,000 in loans outstanding to the directors and executive officers of SFSC, which amount represented 24.7% of total shareholders' equity at that date. A substantial portion of these outstanding loans were commercial loans from the Bank to Holz Motors, Inc., which is owned by Jerome J. Holz, who is Chairman of the Board and Vice President of SFSC, and Holz Motors' affiliated entities; to Horn Bros., Inc., of which Richard A. Horn, a director of SFSC, is President; and to George Webb Corporation, of which David M. Stamm, a director of SFSC, is President.

       EDGEWOOD PLAZA.   The Bank leases approximately 8,900 square feet of
floor space in Edgewood Plaza, an office building located at 4811 South 76th Street, Greenfield, Wisconsin, pursuant to the terms of a lease agreement dated December 20, 1982, and amended June 14, 1993, between the Bank and Edgewood Plaza Joint Venture. Edgewood Plaza Joint Venture is a Wisconsin general partnership that includes as partners Jerome J. Holz and Richard A. Horn who are directors of SFSC. The term of the lease will end December 27, 1997. The rent includes a base rent of approximately $156,000 per year, plus additional rent equal to increases in operating expenses over those incurred during the base year of 1983. The base rent may be adjusted every three years by an amount equal to 25% of the base rent multiplied by increases in the Consumer Price Index during the preceding period. Currently, the total rent payable is approximately $208,000 per year. The Bank subleases space to two other occupants of Edgewood Plaza. The first sublease covers approximately 1,700 square feet of the floor space of Edgewood Plaza under a lease which expires on November 30, 1995. Under the terms of this sublease, the Bank receives annual rent of approximately $26,000. The other sublease covers approximately 2,535 square feet of the floor space of Edgewood Plaza under a lease which expires on December 27, 1997. Under the terms of this sublease, the Bank receives annual
rent of approximately $48,400.   In 1993, Edgewood executed an extension of its
lease with Edgewood Plaza which extends Edgewood's lease through December, 2007. Under the terms of this extension, the Bank will lease approximately 4,100 square feet of floor space from Edgewood Plaza. The reduction in space under the lease extension is related to Edgewood Plaza's assumption of the space which the Bank currently subleases to other occupants of Edgewood Plaza.



           [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

                    ITEM 2.   RATIFICATION OF APPOINTMENT OF
                              INDEPENDENT AUDITORS

       The Board of Directors has appointed the firm of Ernst & Young LLP as independent auditors to audit the books, records, and accounts of the Company and its subsidiaries for the year ending December 31, 1995, and proposes that the shareholders ratify such appointment. Ernst & Young LLP acted as independent auditors for the year ended December 31, 1994. A representative of Ernst & Young LLP is expected to attend the Meeting, will have the opportunity to make a statement, and will be available to respond to appropriate questions.

       The vote necessary to ratify the appointment of independent auditors is governed by Section 180.0725(3) of the Wisconsin Business Corporation Law, which provides that a matter will be approved if a quorum is present an the number of votes cast in favor of the matter exceed the number of votes cast in opposition thereto. Accordingly, a shareholder will be deemed "present" at the Meeting by proxy because the shareholder has returned a proxy (even if the proxy card contains no instructions as to voting with respect to the ratification of the appointment of independent auditors, abstains from voting thereon, or constitutes a broker "non-vote" with respect thereto). However, unless the shareholder votes "for" or "against" the ratification of the appointment of independent auditors, the shareholder's vote will not be counted. See "Introduction -- Quorum and Voting Information."

       THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 1995.


                             ITEM 3.  OTHER MATTERS

       The matters referred to in the foregoing Notice of Meeting and Proxy Statement are, as far as the Board of Directors knows, the only matters which will be presented for consideration at the Meeting. If any other matters properly come before the Meeting, the Proxyholders named in the accompanying Proxy will vote on them in accordance with their best judgement exercising the authority conferred thereby.

                                        By Order of the Board of Directors


                                        /S/ Michael J. Falbo


                                        MICHAEL J. FALBO,
                                        President and Chief Executive Officer


March 17, 1995.